FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

October 9, 2003

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On October 9,l 2003, NovaGold Resources Inc. announced the following:

  10,000 meter Delineation Drill Program Completed.
  Feasibility Study Initiated – Completion Targeted for mid-2004.
  Baseline Monitoring Program in Place for Environmental Assessment Study.
  Construction Anticipated to Commence in mid-2005 Upon Receipt of Final Permits.
  First Full Year of Production Targeted for 2006.

Item Five - Full Description of Material Change

NovaGold has completed the final in-fill delineation drill program for its 100% owned Rock Creek Project located in Nome, Alaska. The recently completed 10,000 meter drill program started in late June and was designed to increase the in-fill drill definition for a Feasibility Study scheduled to be completed by mid-2004.

Preliminary results confirm the previous Independent Scoping Study model and estimates. An updated resource estimate and geologic model based on the in-fill drill program is being prepared in conjunction with AMEC E&C Services Ltd. and will be used in the final Feasibility Study.

NovaGold has also implemented a new larger sample size, metallic screen sample protocol for the current in-fill drill samples to better address the potential for an increase in grade due to the coarse gold component. The new protocol was developed in conjunction with ALS Chemex labs in Vancouver, B.C., based on the results from Knelson concentrator gravity testwork and metallic sieve analysis that demonstrated that there is a significant coarse gold component at Rock Creek that can be under reported with a conventional 200 gram sample split and 50 gram fire assay. The new protocol uses a significantly larger sample split of 4 kilograms and reports a final weighted average assay that combines a coarse and fine fraction assay. Preliminary results from the new protocol are very encouraging with the virtually all of the samples of greater than 1.0 g/t showing a significant increase in total gold grade due to the coarse metallic screen size fraction. These initial results suggest that the new protocol may result in an overall higher average grade for the deposit. Assay results from the program will be reported when the assays are finalized over the next two months.

Completion of the Feasibility Study is targeted for the second quarter of 2004 and submission of permit applications to the State of Alaska in the third quarter of 2004. Based on consultation with the permit agencies, NovaGold anticipates permit approval in the summer of 2005 with construction to begin immediately thereafter. Production is scheduled to commence in the first quarter of 2006. Including the final in-fill delineation drill program that was completed this year, NovaGold will spend of total of $5 million to bring the Rock Creek project to a construction decision in 2005.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary.

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 10th day of October, 2003 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

News Release	Toronto Stock Exchange: NRI

NovaGold Begins Feasibility Study on Rock Creek Gold Project

October 9th, 2003, Vancouver – NovaGold Resources Inc. Highlights

  10,000 meter Delineation Drill Program Completed.
  Feasibility Study Initiated – Completion Targeted for mid-2004.
  Baseline Monitoring Program in Place for Environmental Assessment Study.
  Construction Anticipated to Commence in mid-2005 Upon Receipt of Final Permits.
  First Full Year of Production Targeted for 2006.

Delineation Drill Program Completed, Updated Resource Model In Progress

NovaGold has just completed the final in-fill delineation drill program for its 100% owned Rock Creek Project located in Nome, Alaska. The conclusion of the in-fill drill program and Independent Economic Assessment Study are important milestones in the advancement of the project to production. The recently completed 10,000 meter drill program started in late June and was designed to increase the in-fill drill definition for a Feasibility Study scheduled to be completed by mid-2004.

Preliminary results confirm the previous Independent Scoping Study model and estimates. An updated resource estimate and geologic model based on the in-fill drill program is being prepared in conjunction with AMEC E&C Services Ltd. and will be used in the final Feasibility Study.

NovaGold has also implemented a new larger sample size, metallic screen sample protocol for the current in-fill drill samples to better address the potential for an increase in grade due to the coarse gold component. The new protocol was developed in conjunction with ALS Chemex labs in Vancouver, B.C., based on the results from Knelson concentrator gravity testwork and metallic sieve analysis that demonstrated that there is a significant coarse gold component at Rock Creek that can be under reported with a conventional 200 gram sample split and 50 gram fire assay. The new protocol uses a significantly larger sample split of 4 kilograms and reports a final weighted average assay that combines a coarse and fine fraction assay. Preliminary results from the new protocol are very encouraging with the virtually all of the samples of greater than 1.0 g/t showing a significant increase in total gold grade due to the coarse metallic screen size fraction. These initial results suggest that the new protocol may result in an overall higher average grade for the deposit. Assay results from the program will be reported when the assays are finalized over the next two months.

Rock Creek Feasibility Study Initiated

In August, Norwest Corporation completed a detailed Independent Economic Assessment Study that demonstrated that the project could be rapidly developed into a mine that would produce an average of 110,000 ounces of gold per year at a total cash cost of less than $200 per ounce (see August 7th, 2003 News Release). NovaGold has now initiated a final Feasibility Study on the Rock Creek project. Key areas to be addressed in the final Feasibility Study include geotechnical, hydrologic, and metallurgical studies along with final pit design and optimization. In addition to Norwest, NovaGold has retained several specialized firms for the Feasibility work including: Golder Associates, Inc. to conduct a geotechnical evaluation, Water Management Consultants (WMC) Group to assess the hydrologic characteristics of the Rock Creek site, and Laurion, Inc. to carry out further metallurgical test work on samples collected from this year’s in-fill drill campaign.

As part of the Feasibility Study, Laurion, Inc., will be completing a detailed metallurgical program to confirm the process selection from the Scoping Study and to refine the process flowsheet. The Scoping Study recommended a gravity/flotation process, showing recovery of over 80% of the gold to a refinable product by simple gravity methods. Overall recovery is anticipated to be over 96%.

Golder Associates has undertaken a detailed geotechnical fieldwork program that is now near completion. Part of that program included drilling of oriented core holes in the projected pit walls and the proposed tailing structure. Test pits were also excavated in the foundations of the development rock dumps and plant site. The results of the geotechnical program will be integrated into the final mine design work.

Project Timeline and Permitting Process

Completion of the Feasibility Study is targeted for the second quarter of 2004 and submission of permit applications to the State of Alaska in the third quarter of 2004. Based on consultation with the permit agencies, NovaGold anticipates permit approval in the summer of 2005 with construction to begin immediately thereafter. Production is scheduled to commence in the first quarter of 2006. Including the final in-fill delineation drill program that was completed this year, NovaGold will spend of total of $5 million to bring the Rock Creek project to a construction decision in 2005.

As part of the baseline environmental information necessary for the permit process, Water Management Consultants (WMC) Group has begun a study to assess the hydrologic characteristics of the Rock Creek site. The WMC Group is internationally recognized for its specialized expertise in mine hydrology and engineering and has designed and initiated a plan for the installation of seven water monitoring wells on the project. The water monitoring wells are intended to establish baseline groundwater conditions prior to initiation of mining. The Alaska State Department of Environmental Conservation has approved the plan of work and installation of the wells has been initiated with three of the seven wells now completed. In addition to overseeing installation of the monitoring wells, WMC Group is collecting data on ground water flows to assess pit hydrology and establish an overall site water balance.

As the final part of the permit process NovaGold is initiating additional baseline environmental studies for the preparation of an Environmental Assessment (EA) document for the project. Work has begun on the required collection of surface water samples, characterization of wetlands, air quality monitoring, archeological resources, rock characterization, and the completion of a socio-economic evaluation.

The Rock Creek deposit has many positive attributes that will facilitate its rapid development including close proximity to existing infrastructure, mining and process simplicity, modest capital cost and exploration upside. The project has strong community support and based on the long history of mining in the area, timely approval of all required project permits is anticipated.

Rock Creek Project Overview

The 100% owned Rock Creek Project is located seven miles by road from the city of Nome, Alaska. The million-plus-ounce Rock Creek deposit is exposed at surface and is amenable to open-pit mining. In August, Norwest Corporation completed an independent Economic Assessment Study that demonstrated that the project could be rapidly developed into a mine that would produce an average of 110,000 ounces of gold per year at a total cash cost of less than $200 per ounce and at a capital cost of less than US$40 million.

NovaGold has prioritized advancing the Rock Creek Project to production as part of its strategy to transition from a highly successful pure exploration company to an exploration focused, quality gold producer. Rock Creek would become the first of four new mines that NovaGold intends to bring to production (either directly or with a partner) by the end of the decade with the company’s anticipated share of production reaching 500,000 to 700,000 ounces of gold per year.

The financial analysis from the Independent Economic Assessment Study completed by Norwest Corporation in August 2003 that evaluated the capital costs, operating and processing costs, taxes and royalties for the project showed that Rock Creek could generate a pre-tax rate of return in the range of 19% to 25% at gold price of $325 per ounce. This increases significantly with increases in the price of gold, the table below shows that with each US$25 increase in gold price there is greater than a 35% increase in the after-tax undiscounted Net Present Value. A sensitivity analysis on the project shows that the rate of return is most sensitive to changes in the gold price and grade, followed by changes to the operating costs and then to changes in capital costs.

Financial Analysis and Gold Price Sensitivity
(all amounts US$)
Gold Price			Base Case	Upside Target

$325	Pre-tax DCF IRR	%	18.8	24.9%
	After-tax IRR	%	16.2%	21.7%
After-Tax	Net Present Value (0%)	$M	$30.3	$61.8
After-Tax	Net Present Value (5%)	$M	$16.0	$34.5
	Payback Period
		Yr
		s	4.0	4.0
$350	Pre-tax DCF IRR	%	26.2%	31.6%
	After-tax IRR	%	22.2%	27.3%
After-Tax	Net Present Value (0%)	$M	$42.2	$80.0
After-Tax	Net Present Value (5%)	$M	$25.0	$47.2
	Payback Period		3.4	3.4
		Yr
		s
$375	Pre-tax DCF IRR	%	33.3%	38.1%
	After-tax IRR	%	28.0%	32.6%
After-Tax	Net Present Value (0%)	$M	$53.9	$98.0
After-Tax	Net Present Value (5%)	$M	$33.8	$59.8
	Payback Period		3.0	3.0
		Yr
		s
$400	Pre-tax DCF IRR	%	40.2%	44.4%
	After-tax IRR	%	33.6%	37.8%
After-Tax	Net Present Value (0%)	$M	$65.0	$115.4
After-Tax	Net Present Value (5%)	$M	$42.3	$71.9
	Payback Period		2.5	2.5
		Yr
		s

Source: Norwest Corporation, Rock Creek Economic Assessment Study, Aug 2003

About NovaGold NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in North America. NovaGold is now advancing five separate million-plus-ounce gold deposits in Alaska and Western Canada toward production including two of the largest undeveloped gold deposits in North America, the 25 million ounce Donlin Creek Project in partnership with Placer Dome and the 5 million ounce Galore Creek deposit. NovaGold has 50.2 million shares outstanding, is well financed with no long-term debt, and one of the largest unhedged gold resource bases of any development stage gold company. Other information is available online at: www.novagold.net

For more information on NovaGold contact:
Greg Johnson, VP Corporate Development	Don MacDonald, CA, Sr Vice President & CFO
E-mail: Greg.Johnson@NovaGold.net	E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227	(604) 669-6227 Toll Free 1-866-669-6227